Macau Resources Group Limited

Galaxy Resort Hotel

Galaxy Macau

COTAI, Macau

March 18, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Duc Dang

Re:	Macau Resources Group Limited
Registration Statement on Form F-4 (File No. 333-1859394)

Dear Mr. Dang:

Reference is made to the request for acceleration sent by Macau Resources Group Limited (the “Company”) on March 15, 2013, regarding the above-captioned registration statement. The Company hereby revises that request for acceleration and, pursuant to Rule 461 of the Securities Act of 1933, as amended, hereby requests acceleration of effectiveness of the above-captioned registration statement to 4:00 p.m., Eastern time, on Monday, March 18, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments regarding this request, please call Jason Simon of Greenberg Traurig, LLP at (703) 749-1386.

Very truly yours,

MACAU RESOURCES GROUP LIMITED

By: /s/ Long Jin Chung Name: Long Jin Chung Title: Chairman of the Board